FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Purchase of the shares in TELEFÓNICA DE ARGENTINA, S.A	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A. (hereinafter, “TELEFÓNICA”), at its meeting held today, has agreed to initiate the process for the purchase of the shares in TELEFÓNICA DE ARGENTINA, S.A (hereinafter, “TASA”) which it does not already own, directly or indirectly, and which amount to 1.8% of TASA’s share capital.

To this effect, and according to the requirements of Executive Decree no. 677/2001 of the Argentine Republic, TELEFÓNICA, in its capacity as controlling shareholder, has issued a Unilateral Declaration of Will to Acquire all Outstanding TASA Shares owned by TASA’s Minority Shareholders (the “Declaration”). This transaction will result in TELEFÓNICA’s acquisition of all outstanding TASA shares of capital stock, which are quoted on the Buenos Aires and New York stock exchanges (the latter through American Depositary Receipts or ADRs), and it will be executed in accordance with the requirements of both Argentina and U.S. securities laws in connection with the Declaration.

After weighing the criteria set forth in article 32 of the aforementioned Decree 677/01, TELEFÓNICA has determined that a fair price per share for each of the 126,001,784 TASA shares owned by minority shareholders is one (1.00) Argentine peso or its equivalent in U.S. dollars for the ADRs.

The transaction represents a total investment of approximately 23.98 million euros*.

Madrid, June 23rd, 2009.

* According to an exchange rate AR$/Euro of 5.255.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 23rd, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors